SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of OCTOBER 2005

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2005

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated October 27, 2005 (GRUPO TMM REPORTS THIRD-QUARTER AND FIRST NINE MONTHS 2005 FINANCIAL RESULTS)
EXHIBIT 99.2 :	Brief Description of Notices to CNBV and BMV of Financial Statements for the Third-Quarter 2005 .

Exhibit 99.1

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández Galeazzi	Kristine Walczak (investors, analyst, media)
Chief Financial Officer	312-726-3600
011-525-55-629-8778	(kwalczak@dresnerco.com)
(juan.fernandez@tmm.com.mx)

Brad Skinner	AT PROA STRUCTURA
Senior Vice President, Investor Relations	Marco Provencio
011-525-55-629-8725 or 203-247-2420	011-525-55-629-8708
(brad.skinner@tmm.com.mx)	011-525-55-442-4948

(mp@proa.structura.com.mx)

Monica Azar
Manager, Investor Relations
011-525-55-629-8866, ext. 3421
(monica.azar@tmm.com.mx)

GRUPO TMM REPORTS THIRD-QUARTER
AND FIRST-NINE MONTHS 2005 FINANCIAL RESULTS

 •  Net profit for third quarter of $4.1 million
 •  Specialized Maritime profit improvement strategy underway

(Mexico City, October 27, 2005) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; ”TMM”), a Mexican multi-modal transportation and logistics company, reported earnings of $0.07 per share for the third quarter of 2005 compared to earnings of $0.24 per share a year ago, and earnings of $2.60 per share for the first nine months of 2005 compared to a loss of $0.18 per share in the same period of last year.

TMM reported the following results for the third quarter:
     •  Revenue of $78.1 million, up 19.2 percent from $65.5 million the previous year
     •  Operating income of $1.1 million, up from $1.0 million a year ago
     •  Operating margin of 1.4 percent, down 0.2 percentage points from the previous year
     •  Net income of $4.1 million compared to net income after discontinuing operations of $13.5 million the previous year. Net income in the third quarter of 2005 included a loss resulting from post-sale adjustments on the sale of the Company’s interest in Grupo TFM to Kansas City Southern of $1.1 million, net of income taxes.

TMM reported the following results for the first nine months:
     •  Revenue of $218.3 million, up 19.2 percent from $183.2 million the previous year
     •  Operating income of $2.3 million, down from $3.5 million a year ago
     •  Operating margin of 1.1 percent, down 0.8 percentage points from the previous year
     •  Net income after discontinuing operations of $148.2 million, up from a net loss after discontinuing operations of $10.3 million the previous year. Net income after discontinuing operations for the first nine months of 2005 included a gain on the sale of the Company’s interest in Grupo TFM to Kansas City Southern of $175.3 million, net of income taxes.

Net financial expenses of $2.1 million were recorded in the third quarter of 2005 compared to net financial expenses of $19.5 million incurred in the third quarter of 2004. Net financial expenses in the third quarter of 2005 included $18.7 million of financial expenses and a net increase of $16.8 million in the value of the Company’s investment in Kansas City Southern.

In the first nine months of 2005, net financial expenses were $43.2 million compared to $48.7 million. Net financial expenses in the first nine months of 2005 included $71.7 million of financial expenses and a net increase of $28.4 million in the value of the Company’s investment in Kansas City Southern. At September 30, 2005, the Company’s 18 million shares of Kansas City Southern were valued at $21.51 per share (average of daily closing price for the third quarter), having appreciated $40.5 million since the acquisition of such shares.

Additionally, shareholder equity improved $148.2 million in the first nine months of 2005.

SG&A increased $1.1 million in the third quarter of 2005 to $8.4 million compared to the 2004 period and increased $1.5 million to $23.1 million in the first nine months of 2005 compared to the same period last year.

Javier Segovia, president of Grupo TMM, said, ”During the past three years, TMM strived to reposition and redefine its core businesses and improve its growth opportunities. As 2005 draws to a close, we believe that the Company is well positioned with substantial opportunities for improved growth, enhanced value and product expansion.

”In the first nine months of 2005, we have taken significant steps to build the value of the Company by developing our operations and positioning our businesses for growth. At Specialized Maritime, we announced last quarter a successful award from a bidding process for two Pemex five-year contracts for oil/product tankers. We also announced that we would actively participate in Pemex’s announced program to renew its aging product tanker fleet, as they will be replacing a total of seven more vessels during this year and next. As we have stated in the past, TMM believes it is well positioned to successfully participate in this process, as Mexican Navigation Law favors the chartering of Mexican-owned and flagged vessels for cabotage trades.

”The financial impact of these types of contracts is very significant,” Segovia continued. ”The two contracts acquired in the third quarter will increase the Company’s EBITDA run rate by $16 million per year. If secured, this additional business will grow earnings and cash flow generation significantly. The debt incurred for the purchase of the oil/product tanker vessels is supported by the longer-term contracts and by the value of the vessels.

”Because oil exploration will likely continue in an environment of higher energy prices and tightening supply, and because oil revenues in Mexico support the general tax base of the country, we expect that Pemex will continue to rely on the private sector with these types of contracts. With Mexican-flagged and -ownership status, the Company believes it holds a competitive advantage, which in the future will result in a competitively priced fleet of highly marketable vessels in the product tanker and supply ship categories, as well as for other infrastructure projects. As a reminder we have set in motion a plan to convert our supply ships from leased to purchased status.”

Segovia continued, ”We are in the process of negotiating with our clients a fuel surcharge clause on our chemical tankers to offset increases in fuel costs, which should be fully approved by year-end and would improve profitability in this segment going forward. Pemex continues to focus on environmental safeguards and controls, which will encourage further development of port expansion and improvement programs. We believe TMM is well positioned to compete for those opportunities. The Logistics division is now implementing a strategic plan completed in September, which will align operating and financial systems, impose evaluation metrics on personnel and eliminate redundant and unnecessary costs in 2006.

”In regards to TMM’s balance sheet, the resolution of the TFM VAT lawsuit is expected to result in a $70 million payment from Kansas City Southern to TMM in accordance with the Amended and Restated Acquisition Agreement between the parties composed of $35 million in Kansas City Southern stock and another $35 million in cash or stock at the discretion of Kansas City Southern. Additionally, $40 million in the form of a promissory note convertible into Kansas City Southern stock will be paid to TMM no later than five years from the settlement if there are no tax consequences arising from the settlement with the Mexican Government. We do not anticipate any such consequences. The payments associated with the VAT settlement noted above have the potential to more than double the current shareholder equity of the Company once received. All of these assets will be recorded on the Company’s results when they are received. Finally, we expect Kansas City Southern will pay to TMM by June 2007, a $47 million promissory note, which accrues at five percent per year.”

Segovia concluded, ”The above mentioned $70 million in cash and stock, plus the $47 million, coupled with the 18 million shares of Kansas City Southern currently valued at $21.51 per share, plus approximately $26 million in cash currently on our balance sheet, would bring our assets to approximately $530.2 million as compared to our current 2007 Notes debt of $488 million. We have engaged two major Wall Street financial institutions to assist the Company in designing an array of options which focus on improving the overall value of TMM, options that we anticipate will be taken as soon as practicable. We remain confident of the improving value of TMM for all shareholders as this year comes to a close.”

SEGMENT RESULTS
Specialized Maritime
In the third quarter, Specialized Maritime reported:
     •  Revenue of $43.4 million, up 31.1 percent from last year’s $33.1 million
     •  Operating income of $6.6 million, up from $3.4 million a year ago
     •  Operating margin of 15.2 percent, up 4.8 percentage points from the previous year.

In the first nine months, Specialized Maritime reported:
     •  Revenue of $116.0 million, up 21.0 percent from last year’s $ 95.9 million
     •  Operating income of $14.4 million, up from $10.8 million a year ago
     •  Operating margin of 12.4 percent, up 1.1 percentage points from the previous year

Product tanker revenues in the third quarter increased $11.6 million, or 235.1 percent, mainly due to short- and long-term chartering activity with Pemex. One-time start-up operating costs and depreciation related to the purchase of the two vessels described above significantly increased costs in the third quarter, which negatively impacted margins. Improved margins are expected for this segment beginning in the fourth quarter. For the first nine months of 2005, product tanker revenues increased $21.2 million, 130.5 percent, compared to the same period last year.

Tugboat revenues increased 33.9 percent and 15.1 percent in the third quarter and first nine months of 2005, respectively, compared to the same periods last year. These increases were mainly due to increased vessel calls at the Port of Manzanillo and by the appreciation of the peso versus the dollar. The division currently operates three owned tugboats and will begin operating one additional vessel at the end of October under a two-year bareboat contract, which the Company expects will further increase this business segment’s revenue going forward.

Parcel tanker revenues decreased in the third quarter $0.4 million, or 5.1 percent, due mainly to hurricane activity, which resulted in stand-by days. Parcel tanker revenues remained stable in the first nine months of 2005 compared to the same period last year. However fuel costs in this business segment were impacted by approximately 57 percent in the first nine months of 2005. As stated above, the Company is in the process of negotiating with its clients a fuel surcharge clause to offset increases in fuel costs, which when approved should improve results.

The overall offshore business segment remained stable during the quarter, with revenues decreasing $1.3 million, or 7.5 percent, due to a decrease of spot contracts compared to the same period last year.

Ports and Terminals
For the third quarter, Ports and Terminals reported:
     •  Revenue of $7.9 million, up 4.0 percent from last year’s $7.6 million
     •  Operating loss of $0.2 million, down from a loss of $0.5 million a year ago
     •  Operating margin of (2.4) percent, down 4.1 percentage points from the previous year

For the first nine months, Ports and Terminals reported:
     •  Revenue of $25.4 million, up 33.7 percent from last year’s $19.0 million
     •  Operating income of $0.8 million, up from a loss of $0.5 million a year ago
     •  Operating margin of 3.2 percent, up 5.6 percentage points from the previous year

Total revenues at Acapulco increased 15.7 percent in the third quarter of 2005 compared to the same period last year mainly due to an increase of 11.8 percent in cruise ship revenues despite the quarter being a low season. Larger ships calling at this port resulted in an 11.0 percent passenger traffic increase during the quarter compared to same quarter last year. Additionally, car-handling revenues increased 16.4 percent in the third quarter of 2005 compared to the same period last year as the division handled six car shipments (three to Japan and three to South America) for a total of 5,725 cars compared to 4,866 cars in the same period last year.

In the first nine months of 2005, total revenues at Acapulco increased 56.1 percent mainly attributable to a 69.6 percent increase in cruise ship revenues. Acapulco experienced 37 more calls at this port in 2005 compared to 2004 mainly due to additional contracts being closed during 2005. High season at this port begins in October, and the Company anticipates total calls for 2005 of 153 compared to total calls of 109 in 2004. For the nine months ended September 30, 2005, car-handling revenues increased 32.6 percent.

The Company is in the process of selling its port assets in Colombia, which the Company expects will improve the operating performance of the Ports and Terminals division.

Logistics
In the third quarter, Logistics reported:
     •  Revenue of $26.9 million, up 7.6 percent from last year’s $25.0 million
     •  Operating loss of $0.6 million down from income of $1.9 million a year ago
     •  Operating margin of (2.2) percent, down 9.6 percentage points from the previous year

In the first nine months, Logistics reported:
     •  Revenue of $77.1 million, up 11.5 percent from last year’s $69.1 million
     •  Operating loss of $0.009 million down from income of $5.0 million a year ago
     •  Operating margin of (0.01) percent, down 7.2 percentage points from the previous year

The Company believes this division’s results will improve once the restructuring plan, completed in September, is fully implemented during the fourth quarter of this year and first quarter of next year. This plan calls for the tightening of all processes and procedures, the alignment of operating and financial systems by the end of December, the introduction of metrics aimed to improve group and individual employee performance, and the rationalization of resources to reflect a more efficient operation. Each of these initiatives will be implemented as working capital becomes more available during the fourth quarter.

Brad Skinner, Senior Vice President of Grupo TMM, led the recent strategic plan/restructuring effort at the Logistics division and was named the division’s CEO on October 18, 2005, by the Company’s board of directors. Mr. Skinner previously led and supervised TMM’s successful acquisition and restructuring of TFM from 1995 through 1998. He has also held a variety of logistics and transportation positions, including Senior Vice President of Commercial and Worldwide Process Improvements for Fritz from 1999 through 2000, where he supervised customs, warehousing, and freight operations; Vice President of Intermodal for Southern Pacific in the early 1990s; president of various trucking companies for Burlington Northern Motors; and various commercial positions with Schneider National. Mr. Skinner will continue to supervise the Investor Relations function for TMM.

DIVISIONAL RESULTS (Under Continuing Operations) (All numbers in thousands)

Third Quarter 2005

	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	7,859	43,400	26,940	(126)	78,073

Costs	7,039	35,646	26,063	(117)	68,631

Gross Result	820	7,754	877	(9)	9,442

Gross Margin	10.4%	17.9%	3.3%	(7.1%)	12.1%

SG & A (Estimate)	1,008	1,156	1,474	4,722	8,360

Operating Results	(188)	6,598	(597)	(4,731)	1,082

Operating Margin	(2.4%)	15.2%	(2.2%)	n.a	1.4%

* Third Quarter 2004

	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	7,606	33,130	25,014	(281)	65,469

Costs	7,231	28,488	21,769	(286)	57,202

Gross Result	375	4,642	3,245	5	8,267

Gross Margin	4.9%	14.0%	13.0%	1.8%	12.6%

SG & A (Estimate)	866	1,201	1,386	3,797	7,250

Operating Results	(491)	3,441	1,859	(3,792)	1,017

Operating Margin	(6.5%)	10.4%	7.4%	n.a.	1.6%

First Nine Months 2005

	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	25,355	116,032	77,102	(199)	218,290

Costs	21,417	98,479	73,151	(206)	192,841

Gross Result	3,938	17,553	3,951	7	25,449

Gross Margin	15.5%	15.1%	5.1%	3.5%	11.7%

SG & A (Estimate)	3,120	3,157	3,960	12,892	23,129

Operating Results	818	14,396	(9)	(12,885)	2,320

Operating Margin	3.2%	12.4%	(0.01%)	n.a	1.1%

* First Nine Months 2004

	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	18,998	95,949	69,121	(848)	183,220

Costs	16,902	81,836	60,156	(808)	158,086

Gross Result	2,096	14,113	8,965	(40)	25,134

Gross Margin	11.0%	14.7%	13.0%	(4.7%)	13.7%

SG & A (Estimate)	2,559	3,271	3,977	11,854	21,661

Operating Results	(463)	10,842	4,988	(11,894)	3,473

Operating Margin	(2.4%)	11.3%	7.2%	n.a.	1.9%

* Discontinued and restated operations

Finally, the Company has selected Salles, Sáinz-Grant Thornton as its new auditing firm to replace PricewaterhouseCoopers, consistent with Mexico’s corporate governance practices, which encourage a change of auditing firms at least every five years.

TMM’s management will discuss earnings and provide a corporate update on Friday, October 27, 2005, at 11:00 a.m. Eastern Time. To participate in the call, please dial 800-218-0713 (domestic) or 303-205-0033 (international) at least five minutes prior to the start of the call. A simultaneous Webcast of the meeting will be available at http://www.actioncast.acttel.com, Event ID: 30839. The Company suggests that Internet participants access the site at least five minutes prior to the start of the conference call to download and install any software required to run the presentation. A replay of the conference call will be available through November 4 at 11:59 p.m. EDT, by dialing 800-405-2236 or 303-590-3000, and entering conference ID 11041325. On the Internet a replay will be available for 30 days at http://www.actioncast.acttel.com, Event ID: 30839.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in KCS; and other new businesses; risks associated with the Company's reorganization and restructuring; the timing of the receipt of any amounts in respect of TFM's pending claim for a refund of certain value added taxes; the outcome of pending litigation relating to the obligation to repurchase shares of TFM owned by the Mexican Government and the ability of the Company or its subsidiaries to fund any such purchase if required to do so; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables to follow ...

Grupo TMM, S.A. and subsidiaries
*Statement of Income (under discontinuing operations)
- millions of dollars -

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004

Revenue from freight and services	78.073	65.469	218.290	183.220

Cost of freight and services	(66.083)	(56.101)	(187.610)	(153.969)

Depreciation of vessels and operating equipment	(2.548)	(1.101)	(5.231)	(4.117)

	9.442	8.267	25.449	25.134

Administrative expenses	(8.360)	(7.250)	(23.129)	(21.661)

Operating income	1.082	1.017	2.320	3.473

Other income - Net	9.170	17.304	8.544	20.901

Financial (expenses) income - Net	(18.743)	(19.519)	(71.669)	(48.690)

Increase in value of KCS share - net	16.758		28.350

Exchange (loss) gain- Net	(0.157)	0.066	0.138	0.006

Net financial cost	(2.142)	(19.453)	(43.181)	(48.684)

Gain (loss) before taxes and profit sharing	8.110	(1.132)	(32.317)	(24.310)

(Provision) benefit for taxes and profit sharing	(1.731)	7.414	6.571	9.745

Gain (loss) before minority interest	6.379	6.282	(25.746)	(14.565)

Minority interest	(1.095)	(1.135)	(2.701)	(2.731)

Net Income (loss) before discontinuing operations	5.284	5.147	(28.447)	(17.296)

Income from discontinuing operations		8.373	1.364	7.011

(Loss) income from disposal discontinuing business, net of income taxes	(1.140)		175.272

Net income (loss) for the period	4.144	13.520	148.189	(10.285)

Weighted average outstanding shares (millions)	56.963	56.963	56.963	56.963
Income (loss) earnings per share (dollars / share)	0.07	0.24	2.60	(0.18)

Outstanding shares at end of period (millions)	56.963	56.963	56.963	56.963
Income (loss)earnings per share (dollars / share)	0.07	0.24	2.60	(0.18)

* Prepared in accordance with International Financial Reporting Standards.

Note: In accordance with International Financial Reporting Standards #5 (IFRS 5) "Non-current assets held for sale and discontinued operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements.

Grupo TMM, S.A. and subsidiaries
*Balance Sheet (under discontinuing operations)
- millions of dollars -

	September 30,	December 31,
	2005	2004

Current assets:
Cash and cash equivalents	26.385	53.148

Accounts receivable
Accounts receivable - Net	50.027	37.396

Other accounts receivable	45.491	62.539

Prepaid expenses and others current assets	8.921	8.095

Non current assets classified as held for sale		2,080.529

Total current assets	130.824	2,241.707

Long Term account receivables	48.175

Property, machinery and equipment - Net	155.924	79.218

Investment in KCS share and other assets	407.027	30.183

Deferred taxes	40.312	23.900

Total assets	782.262	2,375.008

Current liabilities:
Bank loans and current maturities of long term liabilities	22.497	26.545

Suppliers	28.693	24.495

Other accounts payable and accrued expenses	62.225	89.710

Liabilities directly associated with non-current assets classified as held for sale		1,054.556

Total current liabilities	113.415	1,195.306

Long–term liabilities:
Bank loans and other obligations	525.457	469.449

Other long–term liabilities	24.468	73.586

Total long–term liabilities	549.925	543.035

Total liabilities	663.340	1,738.341

Minority interest	20.093	686.026

Stockholders’ equity:
Common stock	121.158	121.158

Retained earnings	(4.572)	(152.760)

Initial accumulated translation loss	(17.757)	(17.757)

Total stockholders’ equity	98.829	(49.359)

Total liabilities and stockholders’ equity	782.262	2,375.008

* Prepared in accordance with International Financial Reporting Standards.

Note: In accordance with International Financial Reporting Standards #5 (IFRS 5) "Non-current assets held for sale and discontinued operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements.

Grupo TMM, S.A. and subsidiaries
*Statement of Cash Flow (under discontinuing operations)
- millions of dollars -

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004

Cash flow from operation activities:
Net income (loss) before discontinuing operations	5.284	5.147	(28.447)	(17.296)

Charges (credits) to income not affecting resources:
Depreciation & amortization	7.520	3.351	21.115	10.454

Minority Interest	(1.095)	(1.135)	(2.701)	(2.731)

Deferred income taxes	(5.006)	(10.784)	(9.685)	(16.153)

Other non-cash items	(24.147)	2.686	(36.590)	6.322

Total non-cash items	(22.728)	(5.882)	(27.861)	(2.108)

Changes in assets & liabilities	(16.490)	6.355	14.246	1.278

Total adjustments	(39.218)	0.473	(13.615)	(0.830)

Net cash (used in) provided by operating activities	(33.934)	5.620	(42.062)	(18.126)

Cash flow from investing activities:

Proceeds from sales of assets (net)	0.539	0.662	1.760	1.352

Payments for purchases of assets	(78.798)	(1.995)	(91.005)	(8.393)

Acquisition of share of subsidiaries			(34.059)

Proceeds from discontinued business (net)	18.876		210.680

Net cash (used in) provided by investment activities	(59.383)	(1.333)	87.376	(7.041)

Cash flow provided by financing activities:

Short-term borrowings (net)	(0.150)		(0.450)	(0.300)

Principal payments under capital lease obligations	(0.126)	(0.024)	(0.151)	(0.069)

(Repurchase) sale of accounts receivable (net)		(4.998)	(74.972)	3.670

Repayment of long-term debt	(0.616)	(0.494)	(69.474)	(0.989)

Proceeds from issuance of long-term debt	69.645		72.970

Net cash provided (used in) by financing activities	68.753	(5.516)	(72.077)	2.312

Net (decrease) in cash	(24.564)	(1.229)	(26.763)	(22.855)

Cash at beginning of period	50.949	49.404	53.148	71.030

Cash at end of period	26.385	48.175	26.385	48.175

*Prepared in accordance with International Financial Reporting Standards.

Note: In accordance with International Financial Reporting Standards #5 (IFRS 5) "Non-current assets held for sale and discontinued operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements.

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Financial Statements for the Third Quarter 2005

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.